April 28, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs
Christine Dietz
Stephen Krikorian
Ji Shin
Laura Veator

Re:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 22, 2016
Form 8-K furnished on November 17, 2016
File No. 001-36056

Ladies and Gentleman:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company,” “Nuance,” “we” or “us”), dated March 30, 2017 (the “Comment Letter”) relating to the above referenced Annual Report on Form 10-K, filed on November 22, 2016 (the “Form 10-K”) and Current Report on Form 8-K, furnished on November 17, 2016 (the “Form 8-K”) and in response to our prior response letter dated March 20, 2017 to certain comments from the Staff regarding the Form 10-K and the Form 8-K received by letter originally on February 2, 2017.

For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 8-K furnished on November 17, 2016

1.	We note your response to prior comment 6 regarding the non-cash tax adjustment. In future filings, please revise to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will revise its non-GAAP net income measure in future filings to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

U.S. Securities and Exchange Commission

April 28, 2017

* * * * * * *

We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Daniel D. Tempesta
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc.
Kenneth M. Siegel, Nuance Communications, Inc.
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation